Exhibit 99.1

NOTATION OF GUARANTEE

KOREA NATIONAL OIL CORPORATION, a statutory juridical entity established in the Republic of Korea pursuant to the Korea National Oil Corporation Act of 1978, as amended (herein called the "Guarantor", which term includes any successor entity), has unconditionally guaranteed to the holder of the Notes, pursuant to the terms of the Guarantee contained in Section 2 of the Fiscal Agency Agreement referred to in the Note upon which this notation of the Guarantee is endorsed, the due and punctual payment of the principal of and any premium and interest on such Note (and any Additional Amounts payable in respect thereof), when and as the same shall become due and payable as provided in such Note. The Guarantee will become effective in accordance with Section 2 of the Fiscal Agency Agreement and its terms shall be evidenced therein.

The Guarantor will, subject to the exceptions and limitations set forth in Condition 6 of the Notes, pay as Additional Amounts to the holder of a Note such amounts as may be necessary so that every net payment on such Note, after deduction or withholding for or on account of any present or future taxes, duties, assessments or other governmental charges of whatever nature imposed or levied by or on behalf of Canada or Korea, or any political subdivision thereof or any authority therein having power to tax, will not be less than the amount in such Note to be then due and payable.

The obligations of the Guarantor to the holders of the Notes pursuant to the Guarantee and the Fiscal Agency Agreement are expressly set forth in Section 2 of the Fiscal Agency Agreement, and reference is hereby made to the Fiscal Agency Agreement for the precise terms of the Guarantee and all other provisions of the Fiscal Agency Agreement to which the Guarantee relates.

Capitalized terms used herein shall have the meanings ascribed to them in the Fiscal Agency Agreement.

The Guarantee shall not be valid or obligatory for any purpose until the certificate of authentication on the Note upon which this notation of the Guarantee is endorsed shall have been executed by the Fiscal Agent under the Fiscal Agency Agreement by the manual signature of one of its authorized signatories.

KOREA NATIONAL OIL CORPORATION

경기도 안양시 동안구 관평로 212번길 37

한 국 석 유 공 사

By: ____________________

[Notation of Guarantee]

UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR NOTES IN DEFINITIVE FORM, THIS NOTE MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY, OR BY ANY SUCH NOMINEE TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY, OR BY THE DEPOSITARY OR SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY. UNLESS THIS GLOBAL NOTE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY OF NEW YORK, A NEW YORK CORPORATION (“DTC”), TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. (“CEDE”) OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE, HAS AN INTEREST HEREIN.

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”). THE HOLDER HEREOF, BY PURCHASING THIS NOTE, AGREES FOR THE BENEFIT OF HARVEST OPERATIONS CORP. (THE “ISSUER”) THAT PRIOR TO THE DATE THAT IS ONE YEAR AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF AND THE LAST DATE ON WHICH THE ISSUER OR ANY AFFILIATE OF THE ISSUER WAS THE OWNER OF THIS NOTE, THIS NOTE MAY BE OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A)(i) TO THE ISSUER, (ii) TO A PERSON WHOM THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER, AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT, IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A UNDER THE SECURITIES ACT, (iii) IN AN OFFSHORE TRANSACTION MEETING THE REQUIREMENTS OF RULE 903 OR 904 OF REGULATION S UNDER THE SECURITIES ACT, (iv) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 UNDER THE SECURITIES ACT (IF AVAILABLE) OR (v) PURSUANT TO ANOTHER EXEMPTION FROM THE SECURITIES ACT, PROVIDED THAT, AS A CONDITION TO THE REGISTRATION OF THE TRANSFER THEREOF, THE ISSUER OR THE FISCAL AGENT MAY REQUIRE THE DELIVERY OF ANY DOCUMENTS, INCLUDING AN OPINION OF COUNSEL THAT IT, IN ITS SOLE DISCRETION, MAY DEEM NECESSARY OR APPROPRIATE TO EVIDENCE COMPLIANCE WITH SUCH EXEMPTION, OR (B) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, AND, IN EACH OF SUCH CASES IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE HOLDER AGREES TO, AND EACH SUBSEQUENT HOLDER IS REQUIRED TO, NOTIFY ANY PURCHASER OF THE NOTES FROM IT OF THE RESALE RESTRICTIONS REFERRED TO IN (A) ABOVE, IF THEN APPLICABLE.

UNLESS PERMITTED UNDER APPLICABLE SECURITIES LEGISLATION IN CANADA, THE HOLDER OF THIS NOTE MUST NOT TRADE, OFFER OR EXCHANGE THIS NOTE IN CANADA BEFORE THE DATE THAT IS FOUR MONTHS AND A DAY AFTER MAY 14, 2013.

THIS NOTE MAY NOT BE OFFERED, DELIVERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, IN KOREA OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, ANY RESIDENT OF KOREA (AS DEFINED IN THE FOREIGN EXCHANGE TRANSACTIONS LAW OF KOREA AND THE REGULATIONS THEREUNDER) OR TO OTHERS FOR REOFFERING OR RESALE DIRECTLY OR INDIRECTLY IN KOREA OR TO, OR FOR THE ACCOUNT OF BENEFIT OF, ANY RESIDENT OF KOREA EXCEPT AS OTHERWISE PERMITTED UNDER APPLICABLE KOREAN LAWS AND REGULATIONS. IN ADDITION, UNTIL THE EXPIRATION OF ONE YEAR AFTER THE ISSUANCE OF THE NOTES, THE NOTES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED TO ANY RESIDENT OF KOREA WHO IS NOT A PROFESSIONAL INVESTOR AS SET FORTH IN ARTICLE 11, PARAGRAGH 1, ITEM 1, SUB-ITEMS KA AND NA OF THE ENFORCEMENT DECREE OF THE FINANCIAL INVESTMENT SERVICES AND CAPITAL MARKETS ACT OF KOREA (EXCEPT FOR THE INVESTORS SPECIFIED IN ARTICLE 10, PARAGRAPH 2, ITEM 11, ITEM 14, 15, 16, AND 17, AND ARTICLE 10, PARAGRAPH 3, ITEM 5, 6, 7 AND 8 OF THE ENFORCEMENT DECREE OF THE FINANCIAL INVESTMENT SERVICES AND CAPITAL MARKETS ACT OF KOREA).

No. R-001	CUSIP No. 41754W AP6
ISIN No. US41754WAP68
COMMON CODE No. 093202236

HARVEST OPERATIONS CORP.

2.125% Notes Due 2018

HARVEST OPERATIONS CORP. (the “Issuer”), for value received, hereby promises to pay to Cede & Co., or registered assigns, the principal sum of US$235,990,000 (TWO HUNDRED THIRTY-FIVE MILLION NINE HUNDRED NINETY THOUSAND U.S. DOLLARS) (or such other amount as is shown on the Note Register (as defined below) as being represented by this Note) on May 14, 2018, and to pay interest on said principal sum semi-annually in arrears on May 14 and November 14 of each year (each an “Interest Payment Date”), commencing on November 14, 2013 and, if such day is not a Business Day, the next succeeding Business Day, at the rate of 2.125% per annum, from the most recent Interest Payment Date on which interest has been paid or duly provided for (unless the date hereof falls on or prior to an Interest Payment Date on which interest is paid but after the Record Date (as defined in the Conditions) for such Interest Payment Date, in which case, from such Interest Payment Date, or unless no interest has been paid hereon, in which case, from May 14, 2013), until payment of said principal sum has been made or duly provided for.

This Note is unsecured and is an unconditional, direct and unsubordinated general obligation of the Issuer, ranking pari passu with its other unsecured and unsubordinated general obligations (subject to certain indebtedness given preference by statute).

This Note shall not be valid or obligatory for any purpose unless and until the certificate of authentication hereon has been duly executed by the Fiscal Agent (as defined below) under the Fiscal Agency Agreement (as defined in the Conditions).

Reference is hereby made to the terms and conditions of this Note (the “Conditions”) set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

IN WITNESS WHEREOF, the Issuer has caused this instrument to be duly executed.

HARVEST OPERATIONS CORP.

By: [signature]

Name: Changhuo Kang
Title: CEO

Registrar's Certificate of Authentication

This is one of the Notes referred to in the within-mentioned Fiscal Agency Agreement.

Dated:

CITIGROUP GLOBAL MARKETS
DEUTSCHLAND AG, as Registrar

By:__________________________
Authorized Signatory

[144A Global Note]

IN WITNESS WHEREOF, the Issuer has caused this instrument to be duly executed.

HARVEST OPERATIONS CORP.

By: ______________________________
Name:
Title:

Registrar's Certificate of Authentication

This is one of the Notes referred to in the within-mentioned Fiscal Agency Agreement.

Dated:

CITIGROUP GLOBAL MARKETS
DEUTSCHLAND AG, as Registrar

S. Roos
Assistent Manager Gabriele Fisch

By:______________________________
Authorized Signatory

COPY

TERMS AND CONDITIONS

1.	General

(a)

The US$630,000,000 2.125% Guaranteed Notes due 2018 (the “Notes”) are being issued by the Issuer pursuant to a Fiscal Agency Agreement dated as of May 14, 2013 (as amended from time to time, the “Fiscal Agency Agreement”) between the Issuer, the Guarantor, Citibank N.A., London Branch, as Fiscal Agent (such bank and its successors as Fiscal Agent being hereinafter called the “Fiscal Agent”) and Citigroup Global Markets Deutschland AG, as Registrar (such bank and its successors as Registrar being hereinafter called the “Registrar”), the terms of which are incorporated by reference in the Notes. Copies of the Fiscal Agency Agreement are on file and available for inspection at the corporate trust office of the Fiscal Agent, and reference thereto is made for a description of the rights and limitations of rights thereunder of the Holders of the Notes and the duties and immunities of the Fiscal Agent and the Registrar. In acting under the Fiscal Agency Agreement, the agents appointed by the Issuer and the Guarantor thereunder are acting solely as agents for the Issuer and the Guarantor and do not assume any obligation or relationship of agency or trust for or with the Holder of the Notes except as specifically described below or in the Fiscal Agency Agreement with respect to the Fiscal Agent and the Registrar. The Holders of Notes will be entitled to the benefits of, and be bound by and deemed to have notice of, all of the provisions of the Fiscal Agency Agreement. As used herein, the term “Holder” means each person in whose name a Note is registered in the Note Register.

(b)

The Notes are issuable only as fully registered Notes without coupons in denominations of US$200,000 and any integral multiple of $1,000 in excess thereof. The Notes constitute senior unsecured obligations of the Issuer and shall at all times rank pari passu and without any preference or priority among themselves and at least equally with all other present and future senior unsecured obligations of the Issuer, except as may be preferred by mandatory provisions of applicable law.

(c)

The Guarantor will unconditionally and irrevocably guarantee (the “Guarantee”) to each Holder of a Note the full and immediate payment of the principal of, and premium (if any) and interest on, such Note (including any Additional Amounts (as defined below) payable in respect thereof) when and as the same shall become due and payable as provided in the Note, whether on the stated maturity, upon acceleration, by call for redemption or otherwise. The Guarantee constitutes unsecured senior obligations of the Guarantor and shall rank equally with its existing and future unsecured senior obligations, save for such as may be preferred by mandatory provisions of applicable law.

(d)

The Issuer and the Guarantor covenant that until the earlier to occur of the date on which all of the Notes shall have been delivered to the Fiscal Agent for cancellation and the date on which all of the Notes have become due and payable and monies sufficient to pay the principal of, premium (if any) and interest on, all of the Notes shall have been made available for payment and either paid or returned to the Issuer as provided herein, the Issuer and the Guarantor will at all times maintain a Fiscal Agent (which shall be a bank or trust company having a combined capital and surplus of at least US$50,000,000, legally qualified to act as Fiscal Agent and having an established place of business in London, United Kingdom or The City of New York). Subject to the foregoing, the Issuer and the Guarantor reserve the right at any time to vary or terminate the appointment of any Fiscal Agent and such additional agents as the Issuer and the Guarantor may determine.

2.	Payment

(a)

Payments of principal of, premium (if any) and interest on the Notes will be made in such coin or currency of the United States of America (the “United States”) as at the time of payment is legal tender for the payment of public and private debts in the United States.

(b)

Payment of the principal of the Notes shall be made, upon presentation and surrender hereof, by check drawn on the account of the Fiscal Agent, at the option of the person to whom interest is payable as provided below, either (i) at the corporate trust office of the Fiscal Agent or (ii) subject to any laws or regulations applicable thereto and to the right of the Issuer and the Guarantor to terminate the appointment of any such paying agency, at such other paying agencies as the Issuer and the Guarantor may designate.

(c)

Payments of interest on the Notes shall be made by a wire transfer in same day funds to the registered account of each Holder or if it does not have a registered account, by check drawn on the account of the Fiscal Agent mailed to the address of the person entitled thereto as such address shall appear on the Note Register. The interest so payable on any Interest Payment Date will be paid to the person in whose name a Note is registered at the close of business on the fifteenth day preceding such Interest Payment Date (each, a “Record Date”), whether or not a Business Day, notwithstanding the cancellation, transfer or exchange of such Note subsequent to the Record Date and on or prior to such Interest Payment Date, and no interest otherwise so payable on any Interest Payment Date shall be paid on such Note if the name of its Holder was entered as such on the Note Register after the close of business on the Record Date next preceding such Interest Payment Date, except if and to the extent that there shall be a default in the payment of the interest due on such Interest Payment Date, in which case such defaulted interest shall (unless paid together with principal of such Note in full other than on an Interest Payment Date) be paid to the person in whose name such Note is registered at the close of business on a subsequent record date (which shall be not less than five Business Days prior to the date of payment of such defaulted interest) established by notice given by mail by or on behalf of the Issuer or the Guarantor to the Holders of Notes not less than 15 days preceding such subsequent record date. If interest is paid together with principal in full on a date that is not an Interest Payment Date, such interest shall be paid upon presentation and surrender of the Note to the Fiscal Agent or to a paying agent.

(d)

In any case where the date for the payment of any principal of, premium (if any) or interest on any Note is not a day on which banking institutions at any place of payment are open for business (a “Business Day”), then payment of such principal or interest need not be made on such date at such place of payment but may be made on the next succeeding day at such place of payment which is a Business Day with the same force and effect as if made on the date for such payment of principal or interest, and no interest shall accrue for the period after such date.

(e)

Any monies paid by the Issuer or the Guarantor to the Fiscal Agent for the payment of the principal of, premium (if any) or interest on any Notes and remaining unclaimed at the end of two years after such principal or interest shall have become due and payable shall then be repaid to the Issuer or the Guarantor, as applicable, and upon such repayment, all liability of the Fiscal Agent with respect to such monies shall thereupon cease and the Holder of any Note representing a claim therefor shall thereafter look only to the Issuer and the Guarantor for payment thereof. With respect to such unclaimed amount, no interest shall accrue during the unclaimed period.

3.	Interest

The Notes will bear interest from and including the Issue Date up to but excluding May 14, 2018 (the “Maturity Date”) at the rate of 2.125% per annum. Interest on the Notes will be payable semi-annually in arrears on May 14 and November 14of each year, beginning November 14, 2013. Interest on the Notes will be calculated on the basis of a 360-day year consisting of twelve 30-day months. Under these Conditions, for purposes of disclosure only and without any effect with respect to the calculation of interest or otherwise, under the Interest Act (Canada) the yearly rate of interest to which interest calculated under a Note for any period in a calendar year (the “Calculation Period”) is equivalent, is the rate payable under such Note in respect of the Calculation Period, multiplied by a fraction, the numerator of which is the actual number of days in such calendar year and the denominator of which is the actual number of days in the Calculation Period.

4.	Optional Redemption

(a)	Optional Redemption Due to Changes in Tax Treatment

The Notes may be redeemed at the option of the Issuer, in whole, but not in part, upon not less than 30 days’ notice, at a redemption price equal to 100.0% of the principal amount thereof plus accrued but unpaid interest (if any) to the date fixed for redemption if (i) the Issuer or the Guarantor provides to the Fiscal Agent prior to the giving of such notice an opinion of counsel to the effect that as a result of any change in, expiration of or amendment to the laws of Canada or the Republic of Korea (“Korea”) (or of any political subdivision or taxing authority thereof or therein) or any regulations or rulings promulgated thereunder or any change in the official interpretation or official application of such laws, regulations or rulings, or any change in the official application or interpretation of, or any execution of or amendment to, any treaty or treaties affecting taxation to which Canada or Korea (or such political subdivision or taxing authority) is a party, which change, amendment, expiration or treaty becomes effective on or after May 7, 2013, the Issuer or the Guarantor, as applicable, is or would be obligated on the next succeeding due date for a payment with respect to the Notes or the Guarantee to pay Additional Amounts with respect to the Notes or the Guarantee pursuant to Condition 6 below, and (ii) this obligation cannot be avoided by measures reasonably available to the Issuer or the Guarantor, provided that no such notice of redemption shall be given earlier than 90 days before the earliest date on which the Issuer or the Guarantor would be obligated to pay such Additional Amounts were a payment in respect of the Notes then due. Prior to any redemption of the Notes pursuant to this Condition 4(a), the Issuer or the Guarantor shall deliver to the Fiscal Agent an officer’s certificate stating that the Issuer is entitled to effect such redemption in accordance with the terms and conditions of the Fiscal Agency Agreement and hereof.

(b)	Optional Redemption Due to Change of Control

Upon the occurrence of a Change of Control (as defined below), each Holder of the Notes will have the right to require the Issuer to redeem all or any part of such Holder’s Notes at a redemption price equal to 100% of the principal amount thereof plus accrued but unpaid interest, if any, to the date of redemption (the “Change of Control Redemption Price”). Within 30 days following a Change of Control, the Issuer shall cause the Fiscal Agent to deliver a notice to each Holder stating that (i) a Change of Control has occurred and that such Holder has the right to require the Issuer to redeem such Holder’s Notes at the Change of Control Redemption Price; (ii) the redemption date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is delivered); and (iii) the procedures determined by the Issuer, consistent with the Notes and the Fiscal Agency Agreement, that a Holder must follow in order to have its Notes redeemed.

“Change of Control” means the central government of Korea ceasing to own and control (directly or indirectly or in combination) at least 51% of the Guarantor’s issued and outstanding capital stock.

5.	Purchase

The Issuer or the Guarantor may at any time purchase Notes by tender (available to all Holders alike) or in the open market at any price. If the Issuer or the Guarantor acquires any Notes, such acquisition shall not operate as or be deemed for any purpose to be a satisfaction of the indebtedness represented by such Notes unless and until such Notes are delivered to the Fiscal Agent for cancellation and are cancelled and retired by the Fiscal Agent. Each of the Issuer and the Guarantor shall not sell, and will cause its “Affiliates” (as defined in paragraph (a)(1) of Rule 144 under the Securities Act) not to sell, any Note as to which it or they hold or acquire any beneficial interest; provided that Affiliates of the Issuer or the Guarantor may sell Notes to the Issuer or the Guarantor or to other such Affiliates.

In the event that less than 10% of the initial principal amount of the Notes remain outstanding, the Issuer or the Guarantor may, prior to the Maturity Date, upon not less than 30 days’ notice to the Holders (which notice will be irrevocable), redeem, in whole but not in part, the remaining outstanding Notes at a redemption price equal to 100.0% of their principal amount plus accrued but unpaid interest (if any) to the date of redemption.

6.	Payment of Additional Amounts

All payments by the Issuer, in respect of the Notes, or the Guarantor, in respect of the Guarantee, will be made without deduction or withholding for or on account of any present or future taxes, duties, assessments or other governmental charges of whatever nature (“Taxes”) unless any such deduction or withholding is required by law. If any deduction or withholding for, or on account of, any Taxes is imposed, collected, withheld, assessed or levied by or on behalf of Korea or Canada, or within any political subdivision thereof or by any authority therein having power to tax, the Issuer or the Guarantor, as applicable, will withhold such Taxes and pay them to the relevant government authority, and the Issuer or the Guarantor, as applicable, will pay such additional amounts in respect of Taxes as will result (i) with respect to the Issuer, in the payment to Holders of the principal of, premium (if any) and interest on the Notes that would otherwise have been receivable by them in respect of payments on such Notes in the absence of such deduction or withholding or (ii) with respect to the Guarantor, the amounts guaranteed under the Guarantee that would otherwise have been receivable by the Holders in respect of payments under the Guarantee in the absence of such deduction or withholding (such additional amounts due by the Issuer or the Guarantor, as applicable, the “Additional Amounts”), except that no such Additional Amounts shall be payable in respect of any Note:

(a)

to or on behalf of a Holder or the beneficial owner of the Note who is subject to such Taxes, as applicable, in respect of such Note by reason of such Holder or the beneficial owner of the Note being connected with Korea or Canada, as applicable, other than merely by holding or beneficially owning such Note or by the receipt of the principal of, or any premium (if any) or interest on, such Note, or the enforcement of a Note or Guarantee or being or having been a beneficiary of the Guarantee; or

(b)

to or on behalf of a Holder or the beneficial owner of the Note to the extent that such Holder or beneficial owner of the Note would not be liable for or subject to such deduction or withholding by making a declaration of non- residence or other similar claim for exemption or deduction to the relevant tax authorities if such Holder or beneficial owner of the Note is eligible to make such declaration or other claim and, after having been requested to make such a declaration or claim, such Holder or beneficial owner of the Note fails to do so; or

(c)

in circumstances where the surrender of a Note is required under these Conditions or the Fiscal Agency Agreement, if a Note is surrendered more than 30 days after the Relevant Date, except to the extent that the Holder or beneficial owner of the Note would have been entitled to such Additional Amount on presenting such Note for payment on the last day of such 30 day period; or

(d)	to or on behalf of a Holder or beneficial owner of the Note who is not dealing at arm’s length (within the meaning of the Income Tax Act (Canada)) to the Issuer at the time of making such payment; or

(e)	in the case of any combination of items (a) through (d) above.

For this purpose the “Relevant Date” in relation to any Note means (a) the due date for payment in respect thereof which is a Business Day or (b) if the full amount of the monies payable on such due date has not been received by the Fiscal Agent or the principal paying agent on or prior to such due date, the date on which notice is duly given to the Holders or beneficial owners of the Note that such monies have been so received.

The Issuer and the Guarantor shall not pay Additional Amounts on any Note or Guarantee if:

(x)

withholding or deduction is imposed on a payment to or for the benefit of an individual and such payment is required to be made pursuant to Council Directive 2003/48/EC (as amended from time to time) on the taxation of savings income, or any law implementing or complying with, or introduced in order to conform to, such Directive, or

(y)

a Note or Guarantee is presented for payment by or on behalf of a Holder or beneficial owner who would have been able to avoid the withholding or deduction by presenting the relevant Note or Guarantee to another paying agent in a member state of the European Union.

Additionally, the obligation of the Issuer or the Guarantor to pay such Additional Amounts shall not apply with respect to (i) any estate, inheritance, gift, sales, transfer or personal property tax or any similar taxes, duties, assessments or other governmental charges or (ii) any taxes, duties, assessments or other governmental charges that are payable otherwise than by deduction or withholding from payments on the Notes.

The Issuer or the Guarantor, as applicable, will provide the Fiscal Agent with documentation evidencing the payment of such Taxes, if any. Copies of such documentation will be made available to any Holder or any paying agent, as applicable, upon request therefor.

References in these Conditions to the principal of, or any premium (if any) or interest on, the Notes shall be deemed also to refer to any Additional Amounts which may be payable in respect thereof under this Condition 6.

7.	Transfer, Exchange and Replacement

(a)

The transfer of the Notes is registrable (upon the terms and subject to the conditions set forth in the Fiscal Agency Agreement and subject to the reasonable requirements of the Issuer, the Guarantor, the Registrar and the Fiscal Agent) on the Note Register upon surrender of such Notes for registration at the corporate trust office of the Fiscal Agent, duly endorsed by, or accompanied by a written instrument of transfer in a form approved by the Issuer, the Guarantor, the Registrar and the Fiscal Agent duly executed by, the Holder hereof or his attorney duly authorized in writing.

(b)

In the manner and subject to the limitations and upon payment of the charges (if any) provided in the Fiscal Agency Agreement, Notes may be exchanged for a like aggregate principal amount of Notes of other authorized denominations, with the notation of the Guarantee endorsed thereon, or for a beneficial interest in a Global Note.

(c)

No service charges shall be made for any exchange or registration of transfer provided for in Conditions 7(a) and 7(b) hereof, but the Issuer or the Guarantor, as the case may be, may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

(d)	No registrations of transfers or exchanges of Notes shall be made after notice of redemption of the Notes has been given.

(e)

All Notes (with the notation of the Guarantee endorsed thereon) issued upon any registration of transfer or exchange of Notes shall be the valid obligations of the Issuer and Guarantor, respectively, evidencing the same obligation, and entitled to the same benefits, as the Notes, and the Guarantee thereof, surrendered upon such registration of transfer or exchange. Any new Note delivered pursuant to this Condition 7 shall be dated so that neither gain nor loss of interest shall result from such transfer or exchange.

(f)

If any Note shall at any time become mutilated or destroyed or stolen or lost, then provided that such Note, or evidence of the destruction, theft or loss thereof (together with the indemnity hereinafter referred to and such other documents or proof as may be required in the premises) shall be delivered to the corporate trust office of the Fiscal Agent, a replacement Note of the same tenor and principal amount, with the notation of the Guarantee endorsed thereon by the Guarantor, will be issued by the Issuer and, at its request, authenticated by the Registrar and delivered by the Fiscal Agent at its corporate trust office, in exchange for the Note and notation of Guarantee so mutilated, or in lieu of the Note and notation of Guarantee so destroyed or stolen or lost; provided, further, that, in the case of destroyed, stolen or lost Notes, (i) neither the Issuer nor the Fiscal Agent shall have notice that such Notes have been acquired by a bona fide purchaser, and (ii) the Issuer, the Guarantor and the Fiscal Agent shall have received evidence satisfactory to them that such Notes were destroyed, stolen or lost, and the Issuer, the Guarantor and the Fiscal Agent shall have received an indemnity satisfactory to each of them. All expenses and reasonable charges associated with producing such indemnity, and the cost of the preparation and issue of a replacement for any Note and notation of Guarantee mutilated, destroyed, stolen or lost, shall be paid by the Holder of such Note. In case such mutilated, destroyed, stolen or lost Note has become or is about to become due and payable, the Issuer in its discretion may, instead of issuing a new Note, pay or cause to be paid such Note. Every new Note, and the Guarantee thereof, issued pursuant to this Paragraph (f) in exchange for or in lieu of any mutilated, destroyed, stolen or lost Note, shall constitute an additional original contractual obligation of the Issuer or Guarantor, respectively, whether or not the mutilated, destroyed, stolen or lost Note shall be at any time enforceable by anyone. Any new Note delivered pursuant to this Paragraph (f) shall be so dated that neither gain nor loss of interest shall result from such replacement. To the extent permitted by law, the provisions of this Paragraph (f) are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, stolen or lost Notes.

(g)

The Issuer, the Guarantor, the Registrar and the Fiscal Agent may deem and treat the registered Holder hereof as the absolute owner hereof (notwithstanding any notice of ownership or other writing hereon) for the purposes of receiving payment hereon or on account hereof and for all other purposes, whether or not the Notes shall be overdue.

(h)

Each of the Issuer and the Guarantor has appointed the corporate trust office of the Registrar as its agent for the registration of transfers, and for exchanges and replacements, of Notes and has agreed to cause to be kept at such office a register (the “Note Register”) in which, subject to such reasonable regulations as it may prescribe, the Issuer shall provide for such registration and registration of transfers.

(i)

All Notes (with the notation of the Guarantee endorsed thereon) issued as a result of any transfer, exchange or replacement of Notes shall be delivered to the Holder at the corporate trust office of the Registrar or (at the risk of the Holder) sent by mail to such address as is specified by the Holder in the request for transfer, exchange or replacement.

8.	Covenants of the Issuer and the Guarantor

(a)

Negative Pledge. So long as any of the Notes are outstanding, the Guarantor will not itself, and will not permit any Principal Subsidiary (as defined below) to, create or permit to be outstanding any mortgage, charge, lien, pledge or other security interest (“Security”) upon the whole or part of its property, assets or revenues, present or future, to secure for the benefit of the holders of any International Investment Securities (as defined below) (i) payment of any sum due in respect of any such International Investment Securities or (ii) any payment under any guarantee of any such International Investment Securities or (iii) any payment under any indemnity or other like obligation relating to any such International Investment Securities, without in any such case at the same time, according to the Notes, either the same security as is granted to or is outstanding in respect of such International Investment Securities, guarantee, indemnity or other like obligation or such other security as shall be approved by an Extraordinary Resolution (as defined in the Fiscal Agency Agreement) passed at a meeting of the holders of Notes.

The foregoing shall not operate to restrict or prohibit (i) the existence of any Security for the benefit of the holders of any International Investment Securities as of the date of the Fiscal Agency Agreement or created by a Principal Subsidiary prior to it becoming a Principal Subsidiary, provided that the same shall not have been created in contemplation thereof or in connection therewith, (ii) the creation or existence of any Security consisting of a security interest solely in Receivables (as defined below) securing payment of interest or principal of, payment under any guarantee of, or payment under any indemnity relating to, any International Investment Securities issued by a wholly-owned Subsidiary (or another Person in which the Guarantor or any Principal Subsidiary makes an investment and to which the Guarantor or any Principal Subsidiary transfers Receivables and related assets) and (iii) the creation of any Security over the assets of a Capital Project securing payment of interest or principal of, payment under any guarantee of, or payment under any indemnity relating to, any International Investment Securities issued by the Guarantor or that Principal Subsidiary, where the International Investment Securities are issued to finance such Capital Project and the financier’s rights of recovery are limited to the assets of such Capital Project and the proceeds thereof.

In this Condition 8, a “Capital Project” means a long-term investment project to acquire, develop, improve, and/or maintain oil or gas fields or oil or gas exploration, development, processing, transportation and production related equipment.

(b)

Certain Definitions. The following terms (except as otherwise expressly provided or unless the context otherwise clearly requires) for all purposes of the Fiscal Agency Agreement and the Notes shall have the respective meanings specified in this Condition 8(b). All accounting terms used herein and not expressly defined shall have the meanings given to them in accordance with Korean IFRS.

“International Investment Securities” means notes, debentures, bonds or investment securities of any Person which (i) either are by their terms payable, or confer a right to receive payment, in any currency other than Won or are denominated in Won and more than 50% of the aggregate principal amount of which is initially distributed outside Korea by or with the authorization of the Guarantor; and (ii) are for the time being, or are intended to be, quoted, listed, ordinarily dealt in or traded on any stock exchange or over-the-counter or other securities market outside Korea.

“Person” means any individual, corporation, company, firm, tribunal, undertaking, association, organization, partnership, trust, limited liability company, unincorporated organization or government or any agency, instrumentality or political subdivision thereof; in each case whether or not being a separate legal entity.

“Principal Subsidiary” means (i) any Subsidiary (as defined below) of the Guarantor:

(x) whose net sales, as shown by the then latest audited financial statements or accounts (consolidated where applicable, but without intercompany adjustments for consolidation with the Guarantor) of such Subsidiary, constitute at least 10% of the consolidated net sales of the Guarantor as shown by the then latest audited consolidated accounts of the Guarantor; or

[HONGKONG 197011_7]

(y) whose total assets, as shown by the then latest audited financial statements or accounts (consolidated where applicable, but without intercompany adjustments for consolidation with the Guarantor) of such Subsidiary, constitute at least 10% of the total consolidated assets of the Guarantor as shown by the then latest audited consolidated accounts of the Guarantor;

provided that:

(1) in the case of a Subsidiary acquired, or a company becoming a Subsidiary, after the end of the financial period to which the latest audited consolidated accounts of the Guarantor relate, the reference to the then latest audited consolidated accounts of the Guarantor for the purposes of the calculation above shall, until audited consolidated accounts of the Guarantor for the financial period in which the acquisition is made or, as the case may be, in which the relevant company becomes a Subsidiary are published, be deemed to be a reference to the then latest audited consolidated accounts of the Guarantor adjusted to consolidate the last audited accounts (consolidated where applicable) of such Subsidiary in such accounts;

(2) if at any relevant time in relation to the Guarantor or any Subsidiary in respect of which financial consolidation is relevant no consolidated accounts are prepared and audited, net sales and total assets of the Guarantor and/or any such Subsidiary shall be determined on the basis of pro-forma consolidated accounts prepared for this purpose by the auditors for the time being of the Guarantor;

(3) if at any relevant time in relation to any Subsidiary no accounts are audited, its net sales and total assets (consolidated where applicable, but without intercompany adjustments for consolidation with the Guarantor) shall be determined on the basis of pro-forma accounts (consolidated where applicable, but without intercompany adjustments for consolidation with the Guarantor) of the relevant Subsidiary prepared for this purpose by the auditors for the time being of the Guarantor; and

(4) if the accounts of any Subsidiary (not being a Subsidiary referred to in proviso (1) above) are not consolidated with those of the Guarantor, then the determination of whether or not such Subsidiary is a Principal Subsidiary shall be based on a pro-forma consolidation of its accounts (consolidated where applicable, but without intercompany adjustments for consolidation with the Guarantor) with the then latest consolidated audited accounts (determined on the basis of the foregoing) of the Guarantor; and

(ii) any Subsidiary of the Guarantor to which is transferred all or substantially all of the assets of a Subsidiary which immediately prior to such transfer was a Principal Subsidiary, provided that the Principal Subsidiary which so transfers its assets shall forthwith upon such transfer cease to be a Principal Subsidiary.

“Receivable” means a right to receive payment arising from a sale or lease of goods (including oil or gas reserves and equipment) or the performance of services by a Person, in either case, pursuant to an arrangement with another Person pursuant to which such other Person is obligated to pay for such goods or services under terms that permit the purchase of such goods and services on credit.

“Subsidiary” means, at any particular time, (i) any Person at least a majority of whose issued equity share capital (or equivalent) is then beneficially owned, by the Guarantor, (ii) any Person which is then directly or indirectly controlled by the Guarantor or (iii) any subsidiary subject to consolidation with the Guarantor’s financial statements under Korean IFRS. For a Person to be “controlled” by another means that the other (whether directly or indirectly and whether by the ownership of share capital, the possession of voting power, contract or otherwise) has the power to appoint and/or remove a majority of the members of the board of directors or other governing body of that Person or otherwise controls or has the power to control the affairs and policies of that Person.

(c)

Provision of Information to Holders. Each of the Guarantor and the Issuer covenants that for so long as a Note is a “restricted security” within the meaning of Rule 144 under the Securities Act, each of the Guarantor and the Issuer shall, at any time when it is not subject to either the periodic reporting requirements of Section 13 or Section 15(d) of the United States Securities Exchange Act of 1934, as amended, or the requirements of Rule 12g3- 2(b) thereunder, provide to any Holder of such Note or prospective purchaser of such Note designated by such Holder, upon the request of such prospective purchaser or Holder, the information required to be provided by Rule 144A(d)(4) under the Securities Act.

9.	Merger, Consolidation and Sale of Assets.

Nothing contained in the Fiscal Agency Agreement or in the Notes shall prevent any consolidation of the Issuer or the Guarantor with, or merger or reorganization (including amalgamation) of the Issuer or the Guarantor into, any other corporation or corporations (whether or not affiliated with the Issuer or the Guarantor, as the case may be), or successive consolidations. mergers or reorganizations (including amalgamations) to which the Issuer, the Guarantor or its successor or successors shall be a party or parties, or shall prevent any sale, transfer, lease or conveyance of the property of the Issuer or the Guarantor as an entirety or substantially as an entirety; provided that (a) in case the Issuer or the Guarantor shall consolidate with, merge, reorganize or amalgamate into another corporation, or sell, transfer, lease or convey its property as an entirety or substantially as an entirety to any corporation, the corporation formed by such consolidation or into which the Issuer or the Guarantor is merged, reorganized or amalgamated or the corporation which acquired by sale, transfer, lease or conveyance the property of the Issuer or the Guarantor as an entirety or substantially as an entirety shall be a corporation organized under the laws of Canada or Korea, as the case may be, and shall expressly assume, by an agreement supplemental hereto executed and delivered to, and in form reasonably satisfactory to, the Fiscal Agent, the due and punctual payment of the principal of, premium (if any) and interest on the Notes, and any Additional Amounts, according to their tenor, and the due and punctual performance and observance of all of the covenants and conditions of the Fiscal Agency Agreement, the Notes and the Guarantee on the part of the Issuer and the Guarantor, respectively, to be performed or observed, (b) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of the Issuer or the Guarantor, as the case may be, as a result of such transaction as having been incurred by the Issuer or the Guarantor at the time of such transaction, no Event of Default (as defined below), shall have occurred and be continuing, and (c) the Issuer or the Guarantor, as the case may be, has delivered to the Fiscal Agent an officer’s certificate and an opinion of counsel as to matters of law stating that such consolidation, merger, sale, transfer, lease or conveyance and, if a supplemental agreement is required in connection with such transaction, such supplemental agreement comply with the Fiscal Agency Agreement, the Notes and the Guarantee and that all conditions precedent herein provided for relating to such transaction have been complied with.

10.	Events of Default

The occurrence and continuance of the following events will constitute events of default (“Events of Default”) hereunder:

(a)	default in the payment of any installment of interest upon any of the Notes as and when the same shall become due and payable, and continuance of such default for a period of 30 days; or

(b)	default in the payment of all or any part of the principal of any of the Notes as and when the same shall become due and payable, whether at maturity, upon redemption or otherwise; or

(c)

breach or failure on the part of the Issuer or the Guarantor to observe or perform any other of the covenants or agreements on the part of the Issuer or the Guarantor contained herein or in the Fiscal Agency Agreement for a period of 60 days after the date on which written notice specifying such default or breach, stating that such notice is a “Notice of Default” hereunder and demanding that the Issuer or the Guarantor, as the case may be, remedy the same, shall have been given to the Issuer or the Guarantor, as the case may be, by registered or certified mail, return receipt requested, at the office of the Fiscal Agent by the Holders of at least 10% in aggregate principal amount of the Notes at the time outstanding; or

(d)	the Guarantee shall cease to be in full force and effect or the Guarantor shall deny or disaffirm its obligation under the Guarantee; or

(e)

any Debt of the Guarantor or the Issuer in the aggregate outstanding principal amount of US$35,000,000 or more either (i) becoming due and payable prior to the due date for payment thereof by reason of acceleration thereof following default by the Guarantor or (ii) not being repaid at, and remaining unpaid after, maturity as extended by the period of grace, if any, applicable thereto, or any guarantee given by the Guarantor in respect of Debt of any other person in the aggregate outstanding principal amount of US$35,000,000 or more not being honored when, and remaining dishonored after becoming, due and called; provided that, if any such default under any such Debt shall be cured or waived, then the default under the Notes by reason thereof shall be deemed to have been cured and waived; or

(f)

the entry of a decree or order for relief in respect of the Issuer or the Guarantor by a court or administrative or other governmental agency or body having jurisdiction in the premises in an involuntary case under any applicable bankruptcy, insolvency, reorganization (other than one involving solvent persons only), rehabilitation, compulsory composition or other similar law in effect on the date of the Notes or thereafter, or appointing a receiver, liquidator, assignee, custodian, trustee or sequestrator (or similar official) of the Issuer or the Guarantor or for any substantial part of its property or ordering the winding up, dissolution or liquidation of its affairs, or shall otherwise adjudicate or find the Issuer or the Guarantor to be bankrupt or insolvent, and continuance of any such decree or order unstayed and in effect for a period of 60 consecutive days; or

(g)

the commencement by the Issuer or the Guarantor of a voluntary case under any applicable bankruptcy, insolvency, reorganization (other than one involving solvent persons only), rehabilitation, compulsory composition or other similar law in effect on the date of the Notes or thereafter, or consent to the entry of an order for relief in an involuntary case under any such law, or consent to the appointment or taking possession by a receiver, liquidator, assignee, custodian, trustee or sequestrator (or similar official) of the Issuer or the Guarantor or for any substantial part of its property, or, subject to Condition 9, cease to carry on the whole or substantially the whole of its business, or make any general assignment for the benefit of creditors, or enter into any composition with its creditors, or take corporate action in furtherance of any such action.

If an Event of Default with respect to the Notes occurs and is continuing, the Holders of not less than 25% in aggregate principal amount of the Notes then outstanding may declare the principal amount (and premium, if any) of, and all accrued but unpaid interest on, all the Notes to be due and payable immediately, by a notice in writing to the Issuer and the Guarantor at the office of the Fiscal Agent, and upon such declaration, any such principal amount (and premium, if any) and interest shall become immediately due and payable. Upon such declaration, the Fiscal Agent shall give notice thereof to the Issuer, the Guarantor and to the Holders of the Notes in writing. If, after any such declaration and before any judgment or decree for the payment of the moneys due shall have been obtained or entered, the Issuer or the Guarantor pays or deposits with the Fiscal Agent all amounts then due with respect to the Notes (other than amounts due solely because of such declaration) and cures all other Events of Default with respect to the Notes, such defaults may be waived and such declaration may be annulled and rescinded by the Holders of more than 50% in aggregate principal amount of the Notes then outstanding by written notice thereof to the Issuer and the Guarantor at the office of the Fiscal Agent.

In this Condition, “Debt” means, with respect to any person as of any date of determination, without duplication, (i) all obligations, contingent or otherwise, of such person for borrowed money, (ii) all obligations, contingent or otherwise, of such person evidenced by bonds, notes or other similar instruments, (iii) all obligations of such person in respect of letters of credit or other similar instruments, (iv) all obligations of such person to pay the unpaid purchase price of any property or service, (v) all obligations secured by any mortgage, charge, pledge, encumbrance or other security interest (a “Lien”) on any property or asset of such person, whether or not such obligations are assumed by such person and (vi) all obligations of others guaranteed by such person to the extent of such guarantees and, for clauses (i) through (vi), which are denominated in a currency other than the currency of Korea and which has a final maturity of one year or more. The amount of Debt of any person as of any date of determination shall be the outstanding balance at such date of all unconditional obligations as described above, the maximum liability of such person for any such contingent obligations at such date and, in the case of clause (v), the lesser of the fair market value (as determined in good faith by the board of directors of such person) at such date of the property or asset of such person subject to a Lien securing the obligations of others and the amount of such obligations secured.

11.	Meetings of Holders; Modifications and Amendments

(a)

The Issuer or the Guarantor at any time may, and at any time after the Notes shall have become immediately due and payable due to a default upon a request in writing made by Holders holding not less than 10% of the aggregate outstanding principal amount of the Notes, the Fiscal Agent shall, convene a meeting of Holders of the Notes. Any such request in writing by the Holders shall be delivered to the Fiscal Agent. Further provisions concerning meetings of the Holders are set forth in the Fiscal Agency Agreement.

(b)

Modifications and amendments to the Fiscal Agency Agreement or the Notes (including the Guarantee relating thereto) requiring consent of Holders may be made, and future compliance therewith or past defaults by the Issuer or the Guarantor may be waived, with the consent of the Issuer, the Guarantor and the Holders of more than 50% in aggregate principal amount of the Notes at the time outstanding by written consent, or of such lesser percentage as may act at a meeting of Holders held in accordance with the provisions of the Fiscal Agency Agreement; provided that no such modification, amendment or waiver of the Fiscal Agency Agreement or any Note may, without the consent of each Holder affected thereby, (i) change the stated maturity of the principal of, premium, if any, or interest on any such Note; (ii) reduce the principal of, premium, if any, or interest on any such Note; (iii) change in any manner adverse to the interests of the Holders the terms and provisions of the Guarantee in respect of the due and punctual payment of the principal of, premium, if any, and interest on the Notes; (iv) change the currency of payment of the principal of, premium, if any, or interest on any such Note; or (v) reduce the above-stated percentage of aggregate principal amount of Notes outstanding or reduce the quorum requirements or the percentage of votes required for the taking of any action. Any modifications, amendments or waivers consented to or approved at a meeting will be conclusive and binding on all Holders of Notes whether or not they have given such consent or were present at such meeting, and on all future Holders of Notes whether or not notation of such modifications, amendments or waivers is made upon the Notes. Any instrument given by or on behalf of any Holder of a Note in connection with any consent to any such modification, amendment or waiver will be irrevocable once given and will be conclusive and binding on all subsequent Holders of such Note.

(c)

At a meeting of the Holders of the Notes called for any of the above purposes persons present in person or by proxy and entitled to vote a majority in aggregate principal amount of the Notes at the time outstanding shall constitute a quorum.

In the absence of a quorum at any such meeting, the meeting may be adjourned for a period of not less than ten days; in the absence of a quorum at any such adjourned meeting, such adjourned meeting may be further adjourned for a period of not less than ten days; at the reconvening of any meeting adjourned for lack of a quorum, the persons present in person or by proxy and entitled to vote 25% in aggregate principal amount of the Notes at the time outstanding shall constitute a quorum for the taking of any action set forth in the notice of the original meeting. At a meeting or an adjourned meeting duly convened and at which a quorum is present as aforesaid, any resolution to modify or amend, or to waive compliance with, any of the covenants or conditions referred to above (other than those set forth in Clauses (i)through (v) of Condition 11(b) hereof) shall be adopted if passed by the lesser of (i) a majority in aggregate principal amount of Notes then outstanding or (ii) 75% in aggregate principal amount of the Notes represented and voting at the meeting.

(d)

The Fiscal Agency Agreement and the terms and conditions of the Notes may be modified, supplemented or amended by the Issuer, the Guarantor and the Fiscal Agent, without the consent of the Holder of any Note, for the purpose of adding to the covenants of the Issuer or the Guarantor for the benefit of the Holders, surrendering any right or power conferred upon the Issuer or the Guarantor, securing the Notes, curing any ambiguity or correcting or supplementing any defective provision contained in the Fiscal Agency Agreement or the Notes, implementing the provisions of this Condition 11 or in regard to such matters or questions as the Issuer, the Guarantor and the Fiscal Agent may mutually deem necessary or desirable, provided that such action shall not adversely affect in any material respect the interests of the Holders of the Notes at the time outstanding, to all of which each Holder of any Note shall, by acceptance thereof, consent. In all other cases, amendment of the Fiscal Agency Agreement and the Notes will require consent of the Holders.

12.	Notices to Holders

Except as otherwise expressly provided herein, whenever the Fiscal Agency Agreement or the Notes requires that the Issuer, the Guarantor or the Fiscal Agent give notice to the Holder hereof, the Issuer, the Guarantor or the Fiscal Agent will cause such notice to be mailed to the Holders of Notes at their respective addresses as they appear on the Note Register. If by reason of the suspension of regular mail service, or by reason of any other cause, it shall be impracticable to give notice to the Holders of Notes in the manner prescribed herein, then such notification in lieu thereof as shall be made by the Issuer, the Guarantor or by the Fiscal Agent on behalf of and at the instruction of the Issuer or the Guarantor shall constitute sufficient provision of such notice, if such notification shall, so far as may be practicable, approximate the terms and conditions of the notice in lieu of which it is given. Neither the failure to give notice nor any defect in any notice given to any particular Holder of a Note shall affect the sufficiency of any notice with respect to other Notes.

13.	Valid Obligations

The Issuer and the Guarantor hereby certifies and declares that all acts, conditions and things required to be done and performed and to have happened precedent to the creation and issuance of the Notes and the Guarantee, and to constitute the same valid and legally binding obligations of the Issuer and the Guarantor, respectively, enforceable in accordance with their terms, have been done and performed and have happened in due and strict compliance with the applicable laws of the State of New York.

14.	Governing Law and Consent to Jurisdiction

The Notes, the Guarantee and the Fiscal Agency Agreement are governed by, and interpreted in accordance with, the laws of the State of New York.

Each of the Issuer and the Guarantor has consented to the jurisdiction of the state and federal courts in the Borough of Manhattan, the State and City of New York, United States of America with respect to any action that may be brought in connection with the Notes, the Guarantee or the Fiscal Agency Agreement. Each of the Issuer and the Guarantor has appointed Corporation Service Company, presently located at 1180 Avenue of Americas, Suite 210, New York, NY 10036, United States of America as their respective authorized agent to accept and acknowledge on its behalf service of any and all process that may be served in any such action.